                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                             DETECTION SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                                ROBERT BOSCH GMBH
                       BOSCH SECURITY SYSTEMS CORPORATION
                      (Names of Filing Persons (Offerors))

                          COMMON STOCK, PAR VALUE $.05
                         (Title of Class of Securities)

                                    250644101
                      (CUSIP Number of Class of Securities)

                                DR. HEIKO CARRIE
                                ROBERT BOSCH GMBH
                              ROBERT BOSCH PLATZ 1
                          70839 GERLINGEN-SCHILLERHOEHE
                                     GERMANY
                         TELEPHONE: 011 49 711 811 6864

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:

                           BRIAN E. MCGUNIGLE, ESQ.
                            THOMAS J. DRAGO, ESQ.
                               COUDERT BROTHERS
                         1114 AVENUE OF THE AMERICAS
                        NEW YORK, NEW YORK 10036-7703
                          TELEPHONE: (212) 626-4400

                          CALCULATION OF FILING FEE

 TRANSACTION VALUATION* AMOUNT OF FILING FEE*
----------------------  ---------------------
    $124,919,433.15           $24,983.89
----------------------  ---------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that the Offerors purchase (i) the 6,729,015 shares of common stock of Detection Systems, Inc. currently outstanding at $18.00 per share (the "Offer Price") and (ii) pay to the holders of the currently outstanding options to purchase 500,285 shares of common stock of Detection Systems, Inc. the difference between the Offer Price and $10.41, the average exercise price of all such outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  ......   N/A
Form or Registration No.:  ....   N/A
Filing Party: .................   N/A
Date Filed: ...................   N/A

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated December 20, 2000 (the "Schedule TO") relating to the Offer (as defined below) by Bosch Security Systems Corporation (the "Purchaser"), a New York corporation and wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent"), to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Detection Systems, Inc., a New York corporation (the "Company"), at a price of $18.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

     All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO. The item numbers and responses thereto are in accordance with the requirements of Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by the following:

     On Friday, December 29, 2000, Parent and the Purchaser received notice from the Federal Trade Commission of the early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The termination of the waiting period was one of the conditions to Parent's and the Purchaser's obligations under the Merger Agreement to accept for payment and pay for Shares tendered pursuant to the Offer to Purchase. On January 2, 2001, the Purchaser issued a press release with respect to the foregoing, a copy of which is attached hereto as Exhibit
(a)(11) and is incorporated herein by reference.

ITEM 12. EXHIBITS

     A. The Offer to Purchase annexed as Exhibit (a)(1) of the Schedule TO is hereby amended and supplemented as follows:

         1. (a) THE COVER SHEET OF THE OFFER TO PURCHASE is hereby amended and supplemented by adding at the end of the second full paragraph the following:

             "PURSUANT TO THE TERMS OF THE MERGER AGREEMENT, THE BOARD OF DIRECTORS OF THE COMPANY HAS AGREED, SUBJECT TO CERTAIN CONDITIONS, TO MAKE SUCH RECOMMENDATIONS."

         (b) THE SUMMARY TERM SHEET OF THE OFFER TO PURCHASE (pages 1-5) is hereby amended and supplemented by adding as a new paragraph following the third bullet point response to the section entitled "What Does the Detection Systems Board of Directors Think of the Offer?" the following:

             "Pursuant to the terms of the merger agreement, the Detection Systems board of directors has agreed, subject to certain conditions, to make such recommendations."

         (c) THE INTRODUCTION TO THE OFFER TO PURCHASE (pages 6-8) is hereby amended and supplemented by adding as a new paragraph between the fourth and fifth paragraphs the following:

             "Pursuant to the terms of the Merger Agreement, the Company Board has agreed, subject to certain conditions, to make such recommendations."

         2. THE SUMMARY TERM SHEET OF THE OFFER TO PURCHASE (pages 1-5) is hereby amended and supplemented by adding at the end of the first bullet point response to the section entitled "What are the Most Significant Conditions to the Offer?" the following:

             "The number of shares needed to satisfy the minimum condition on a fully diluted basis is 5,578,606 shares. Robert Bosch currently owns 197,900 shares and we have options to acquire 586,758 shares from certain shareholders and 1,138,596 shares from Detection Systems. Therefore, if we exercised the options, the minimum condition would be satisfied if 3,655,352 shares were validly tendered and not properly withdrawn prior to the expiration of the Offer."

         3. THE SUMMARY TERM SHEET OF THE OFFER TO PURCHASE (pages 1-5) is hereby amended and supplemented by restating the third sentence of the first paragraph under the title "Summary Term Sheet" to read in its entirety as follows:

             "Because this section is a summary, it may not contain all of the information that is important to you."

         4. (a) THE SUMMARY TERM SHEET OF THE OFFER TO PURCHASE (pages 1-5) is hereby amended and supplemented by restating the response to the section entitled "Until What Time May I Withdraw Previously Tendered Shares?" to read in its entirety as follows:

             "You may withdraw shares at any time until the Offer has expired, and, if we have not accepted your shares for payment by Saturday, February 17, 2001, you may withdraw them at any time after that date until we accept shares for payment. See Section 1 - "Terms of the Offer" and Section 4 - "Withdrawal Rights"."

     (b) SECTION 4 OF THE OFFER TO PURCHASE (page 14) is hereby amended and supplemented by amending and restating the first sentence of the first paragraph to read in its entirety as follows:

             "Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after Saturday, February 17, 2001."

     5. SECTION 2 OF THE OFFER TO PURCHASE (pages 10-11) is hereby amended and supplemented by amending and restating the first sentence of the first paragraph to read in its entirety as follows:

             "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after termination of the Offer."

     6. SECTION 5 OF THE OFFER TO PURCHASE (page 15) is hereby amended by deleting from the second sentence of the first paragraph the following words:

             "is for general information only and."

     7. SECTION 9 OF THE OFFER TO PURCHASE (page 19) is hereby amended and supplemented by adding the following additional language to the end of the paragraph:

             "Parent has orally agreed with the Purchaser to contribute such funds as a capital contribution to the Purchaser. There are no conditions to the contribution of such funds except that the Purchaser be obligated to purchase the Shares pursuant to the Offer at the time of the capital contribution. There are no written agreements between Parent and the Purchaser respecting the contribution of such funds."

     8. SECTION 10 OF THE OFFER TO PURCHASE is hereby amended and supplemented by adding at the end of the first paragraph on page 21 the following:

             "The other transaction structures discussed between Parent and the Company were: (i) possible participation by Parent, together with members of management of the Company, in a leveraged buyout of the Company; (ii) acquisition by Parent of a 51% interest in the Company by a tender offer; and (iii) acquisition by Parent of a 55 to 60% interest in the Company by a tender offer, with a "standstill" agreement of three to five years duration and a mechanism whereby minority shareholders of the Company could "put" their shares to Parent at a future date at a price equal to the initial tender offer price plus an interest factor."

     9. SECTION 10 OF THE OFFER TO PURCHASE is hereby amended and supplemented by adding at the end of the first paragraph on page 22 the following:

             "Parent's proposal, as set forth in its letter dated December 6, 2000, was conditioned upon a favorable recommendation of the transaction by the

             Company Board, execution of satisfactory option agreements covering the shares held by "senior management" of the Company, and final negotiation of a mutually acceptable acquisition agreement. In the December 6, 2000 letter, Parent also stated the following points, none of which were expressed as conditions of Parent's willingness to complete the transaction: (i) Parent understood that the Company's bank debt was approximately $20 million, based on its financial statements for the quarter ended September 30, 2000, and Parent did not expect this level of bank debt to increase significantly prior to the conclusion of any transaction; (ii) Parent wished to discuss with the Company its willingness to grant Parent an option to acquire, at the tender offer price, such number of newly-issued shares as would result (if the option were exercised) in Parent's ownership of 19.9% of the Company's outstanding shares; and (iii) Parent understood the financial obligations of the Company under its employment, consulting and pension agreements with Messrs. Kostusiak and Lederer and was prepared to cause the Company to honor such obligations, but Parent wished to discuss new agreements with Messrs. Kostusiak and Lederer to become effective after the completion of the transaction to secure their services to the Company and to minimize potential tax consequences."

     10. SECTION 15 OF THE OFFER TO PURCHASE (pages 35-37) is hereby amended and supplemented by amending and restating the first sentence of the last paragraph to read in its entirety as follows:

             "The foregoing conditions are for the sole benefit of the Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part, at any time prior to the expiration of the Offer."

     11. SECTION 17 OF THE OFFER TO PURCHASE (pages 38-39) is hereby amended and supplemented by inserting a new paragraph prior to the penultimate sentence to read as follows:

             "Any shareholder electing to exercise appraisal rights with respect to the Merger must deliver to the Company before the vote on the Merger is taken, a written objection to the Merger which includes
             (i) a notice of such shareholder's election to dissent, (ii) such shareholder's name and residence address, (iii) the number of Shares as to which such shareholder dissents, and (iv) a demand for payment of the fair value of such shareholder's Shares if the Merger is consummated. This written objection must be in addition to and separate from any proxy or vote against the Merger. Any shareholder who elects to exercise appraisal rights must not vote in favor of the merger."

     B. (a)(11) Press Release issued by the Purchaser on January 2, 2001, announcing termination of the HSR waiting period.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      ROBERT BOSCH GmbH



                                      By: /s/ Georg Hanen
                                         ----------------------------------
                                      Name:  Georg Hanen
                                      Title: Senior Vice President



                                      By: /s/ Dr. Heiko Carrie
                                         ----------------------------------
                                      Name:  Dr. Heiko Carrie
                                      Title: Senior Legal Counsel




                                      BOSCH SECURITY SYSTEMS CORPORATION



                                      By: /s/ Gary Saunders
                                         ----------------------------------
                                      Name:  Gary Saunders
                                      Title: President



Dated: January 2, 2001

                                  Exhibit Index


         Exhibit No.                        Exhibit Name
         -----------                        ------------

         (a)(11) Press Release issued by the Purchaser on January 2, 2001, announcing termination of the HSR waiting period.

BOSCH SECURITY SYSTEMS CORPORATION ANNOUNCE EARLY TERMINATION OF
HART-SCOTT-RODINO ANTITRUST WAITING PERIOD IN TENDER OFFER FOR DETECTION SYSTEMS, INC.

BROADVIEW, Ill., Jan. 2 /PRNewswire/ , January 2, 2001 - Bosch Security Systems announced today that the Federal Trade Commission has granted early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with Bosch's tender offer for all outstanding shares of common stock of Detection Systems, Inc. The notice of early termination was received on Friday, December 29, 2000.

The tender offer for Detection Systems commenced on December 20, 2000, and is scheduled to expire at 12:00 midnight, Eastern Standard Time, on January 19, 2001. The expiration or early termination of the waiting period under the HSR Act was one of the conditions to closing of the tender offer. The tender offer remains subject to the other conditions set forth in the offer to purchase.

SOURCE Bosch Security Systems Corporation

CONTACT: Becky MacDonald of Robert Bosch Corporation, 248-553-1393